UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated March 3, 2023

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an Extraordinary General Meeting of Shareholders of Grupo Aval has been summoned for March 10, 2023, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The Board of Directors of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares of the company to an Extraordinary General Meeting of Shareholders of the Company, which will be held in person on March 10, 2023, at 9:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Reading of the agenda.

3.	Matters related to the Presidency and Secretariat of the Meeting.

4.	Election of the delegates of the Assembly for the approval of the minutes.

5.	Pursuant to numeral 7 of article 23 of Law 222 of 1995, consideration and decision on conflicts of interest disclosed by some of the administrators of Grupo Aval.

Shareholders may be represented at the Meeting by means of a written power of attorney indicating the name of the proxy, the person in whose name the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval by calling 601 3077127 in Bogota or 01 8000 111901 in the rest of the country. Likewise, it is recommended that the attorneys-in-fact of the shareholders present their proxies prior to the date of the Meeting at Deceval's office located at Carrera 7 # 71 – 21, Torre B, 12th Floor, Bogotá, D.C.

Board of Directors

Grupo Aval Acciones y Valores S.A. March 3, 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel